Exhibit 99.1

WORK MEDICAL TECHNOLOGY GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for otherwise noted)

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,253,520	$4,088,599
Accounts receivable, net	1,959,687	615,838
Inventories, net	1,928,279	2,455,477
Amounts due from related parties	3,039,738	10,786,334
Advance to suppliers	6,665,932	1,228,095
Prepaid expenses and other current assets, net	4,745,498	1,280,790
Total current assets	21,592,654	20,455,133

Non-current assets:
Property, plant and equipment, net	16,674,502	10,587,852
Intangible assets, net	953,684	959,116
Right-of-use assets	23,788	26,060
Advance to suppliers for equipment	913,909	1,128,095-
Long-term investments	8,150,969	-
Total non-current assets	26,716,852	12,701,123
TOTAL ASSETS	$48,309,506	$33,156,256

Liabilities
Current liabilities:
Short-term bank borrowings	$6,596,115	$6,391,347
Accounts payable	1,636,149	1,724,551
Deferred revenue	495,338	402,407
Amount due to related parties	7,028	12,772
Accrued expenses and other liabilities	6,551,373	2,932,166
Lease liabilities, current	13,917	6,743
Income tax payable	517,547	501,480
Total current liabilities	15,817,467	11,971,466

Deferred tax liabilities	1,189	1,303
Lease liabilities, non-current	12,771	18,756
Total non-current liabilities	13,960	20,059
TOTAL LIABILITIES	$15,831,427	$11,991,525

COMMITMENTS AND CONTINGENCIES (Note 16)

Shareholders’ equity
Class A ordinary shares (par value of $0.001 per share, 160,000,000 shares authorized and 16,238 shares issued and outstanding as of March 31, 2026; par value of $500.00 per share, 4,000,000 shares authorized and 96 shares issued and outstanding as of September 30, 2025)*	16	48,000
Class B ordinary shares (par value of $0.001 per share, 40,000,000 shares authorized and 1,008 shares issued and outstanding as of March 31, 2026; par value of $500.00 per share, 1,000,000 shares authorized and 8 shares issued and outstanding as of September 30, 2025)*	1	3,796
Subscription receivable	(6,250)	(6,250)
Additional paid-in capital	27,944,153	13,043,402
Statutory reserve	899,731	899,731
Retained earnings	1,548,480	4,958,991
Accumulated other comprehensive loss	(262,105)	(608,729)
Total shareholders’ equity	30,124,026	18,338,941
Non-controlling interests	2,354,053	2,825,790
Total equity	32,478,079	21,164,731
TOTAL LIABILITIES AND EQUITY	$48,309,506	$33,156,256

*	Giving retroactive effect to the 100 to 1 Shares Consolidation on October 21, 2025, 100 to 1 Shares Consolidation on December 29, 2025, and 100 to 1 Shares Consolidation on June 18, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND

COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars, except for otherwise noted)

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net revenue from third parties	$5,402,554	$4,505,693
Net revenue from related parties	10,203	37,892
Cost of revenue from third parties	(4,370,582)	(2,957,449)
Cost of revenue from related parties	(5,980)	(23,839)
Gross profit	1,036,195	1,562,297

Operating expenses:
Selling expenses	(954,612)	(1,004,786)
General and administrative expenses	(3,520,028)	(1,870,797)
Research and development expenses	(98,670)	(253,082)
Total operating expenses	(4,573,310)	(3,128,665)

Other income(expense):
Interest income	35,752	4,548
Interest expense	(117,902)	(286,827)
Government subsidies	120,217	1,536,455
Other (loss) income	(13,288)	191,016
Total other income	24,779	1,445,192

Loss before income tax and income of equity method investments	(3,512,336)	(121,176)
Income tax benefit	153	91,751
Share of income of equity method investments, net of tax	50,969	-
Net loss	$(3,461,214)	$(29,425)

Net loss attributable to non-controlling interest	(50,703)	(42,581)
Net (loss) income attributable to ordinary shareholders	$(3,410,511)	$13,156
Other comprehensive (loss) income:
Foreign currency translation adjustment gain loss	392,830	(323,982)
Total comprehensive loss	(3,068,384)	(353,407)

Total comprehensive loss attributable to non-controlling interests	(4,497)	(115,044)
Total comprehensive loss attributable to holders of ordinary shares	$(3,063,887)	$(238,363)

Weighted average number of ordinary shares*
Basic and Diluted*	1,711	15
Basic and diluted loss earnings per ordinary share*	(1,993.25)	901.59

*	Giving retroactive effect to the 100 to 1 Shares Consolidation on October 21, 2025, 100 to 1 Shares Consolidation on December 29, 2025, and 100 to 1 Shares Consolidation on June 18, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars, except for share and per share data, or otherwise noted)

			Class A		Class B						Accumulated
	Ordinary Shares*		Ordinary Shares*		Ordinary Shares*		Subscription	Additional paid-in	Statutory	Retained	other comprehensive	Total shareholder’s	Non- controlling	Total
	Share	Amount	Share	Amount	Share	Amount	receivable	capital	reserves	earnings	loss	equity	interest	equity
Balance as of September 30, 2024	15	7,296	-	-	-	-	(6,250)	6,617,596	899,731	6,076,018	(408,465)	13,185,926	2,884,447	16,070,373
Re-designation of authorized ordinary shares	(15)	(7,296)	15	7,296	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	13,156	-	13,156	(42,581)	(29,425)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(251,519)	(251,519)	(72,463)	(323,982)
Balance as of March 31, 2025 (unaudited)	-	-	15	7,296	-	-	(6,250)	6,617,596	899,731	6,089,174	(659,984)	12,947,563	2,769,403	15,716,966

	Class A		Class B						Accumulated
	Ordinary Shares*		Ordinary Shares*		Subscription	Additional paid-in	Statutory	Retained	other comprehensive	Total shareholder’s	Non- controlling	Total
	Share	Amount	Share	Amount	receivable	capital	reserves	earnings	loss	equity	interest	equity
Balance as of September 30, 2025	96	48,000	8	3,796	(6,250)	13,043,402	899,731	4,958,991	(608,729)	18,338,941	2,825,790	21,164,731
Public offering proceeds net of listing expenses	16,142	8,071,070	-	-	-	9,029,901	-	-	-	17,100,971	-	17,100,971
Additional issuance of ordinary shares for fractional shares shareholders	-	150	-	5	-	(155)	-	-	-	-	-	-
Shareholders’ contribution	-	-	1,000	500,000	-	-	-	-	-	500,000	-	500,000
Share capital reduction	-	(8,119,204)	-	(503,800)	-	8,623,004	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(3,410,511)	-	(3,410,511)	(50,703)	(3,461,214)
Acquisition of non-controlling interest of a subsidiary	-	-	-	-	-	(2,751,999)	-	-	-	(2,751,999)	(467,240)	(3,219,239)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	346,624	346,624	46,206	392,830
Balance as of March 31, 2026 (unaudited)	16,238	16	1,008	1	(6,250)	27,944,153	899,731	1,548,480	(262,105)	30,124,026	2,354,053	32,478,079

*	Giving retroactive effect to the 100 to 1 Shares Consolidation on October 21, 2025, 100 to 1 Shares Consolidation on December 29, 2025, and 100 to 1 Shares Consolidation on June 18, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(9,907,075)	$(2,797,030)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(3,664,875)	(238,680)
Proceed from disposal of property, plant and equipment	758	467,168
Loans to a third party	(100,000)	-
Repayment of loans to third parties	1,054,772	-
Loans to related parties	(3,095,268)	(983,941)
Repayments from related parties	1,287,844	2,518,170
Net cash provided by (used in) investing activities	(4,516,769)	1,762,717

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from at-the-market offering	17,100,971	-
Shareholders’ contribution	500,000	-
Proceeds from short-term borrowings	428,198	5,808,486
Repayments of short-term borrowings	(428,198)	(5,808,486)
Repayments from interest-free loans to third parties	-	221,898
Loans from a related party	513,729	380,863
Repayments of loans from a related party	(526,707)	(364,329)
Repayments of interest-bearing loans to third parties	-	(5,200,000)
Repayments of interest-bearing loans from third parties	-	1,434,884
Acquisition of non-controlling interest of a subsidiary	(3,804,709)	-
Net cash (used in) provided by financing activities	13,783,284	(3,526,684)

Effect of exchange rate changes	(194,519)	(841)

Net decrease in cash and cash equivalents	(835,079)	(4,561,838)
Cash, cash equivalents, at the beginning of the period	4,088,599	6,557,605
Cash, cash equivalents, at the end of the period	$3,253,520	$1,995,767

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	-	8,082
Interest paid	117,344	271,878

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	28,375
Payment of long-term investment consideration by Shuang Wu on behalf of the Group	8,100,000	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

WORK Medical Technology Group LTD (the “Company,” “Work Cayman,” or “WORK”) was incorporated under the law of the Cayman Islands on March 1, 2022 as an exempted company with limited liability. The Company, together with its subsidiaries (collectively, the “Group”), is engaged in manufacturing and selling medical consumables through its subsidiaries in the People’s Republic of China (the “PRC” or “China”). The Company’s shares began trading on the Nasdaq Capital Market under the ticker symbol “WOK” on August 23, 2024. On August 26, 2024, the Company completed its initial public offering of 2,000,000 ordinary shares at a price of $4.00 per share (the “IPO”). On August 28, 2024, the underwriter for the IPO exercised its over-allotment option, in part, to purchase an additional 91,942 ordinary shares at a price of $4.00.

History of the Group and Reorganization

The Company conducts its operations through its PRC subsidiary Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”) and its subsidiaries.

In preparation for its IPO, the Group completed a reorganization on May 6, 2022 (the “Reorganization”), which involved the following steps:

●	on November 10, 2021, Work (Hangzhou) Medical Treatment Technology Co., Ltd. (“Work Hangzhou”) was established by Baiming Yu and his spouse, Liwei Zhang, who were the ultimate shareholders of Work Hangzhou;

●	on January 17, 2022, Hangzhou Shanyou newly issued 95% of equity interest to Work Hangzhou. The remaining shareholders of Hangzhou Shanyou are Baiming Yu, with 3.35% of equity interest, and Liwei Zhang, with 1.65% of equity interest;

●	on March 1, 2022, Work Cayman was incorporated and (indirectly) issued ordinary shares at par value $1.00 per share to certain founding shareholders. Baiming Yu (“LWY GROUP LTD”) and Liwei Zhang (“ZLW GROUP LTD”), who, following transfer of the initial one subscriber share from Tricor Services (Cayman Islands) Limited to LWY GROUP LTD, indirectly held a 50% and 5% equity interest of Work Cayman, respectively. Certain third parties, as strategic investors, acquired 45% equity shares of the PRC subsidiaries at fair value from Baiming Yu and Liwei Zhang. In exchange, Work Cayman issued the remainder of its 45% ordinary shares at par value $1.00 per share to these strategic investors on the day of its incorporation.

●	on March 15, 2022, Work Medical Technology Group Limited (“Work BVI”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company;

●	on April 19, 2022, Work Medical Technology Group (China) Limited (“Work Medical Technology” or “Work HK”) was incorporated in Hong Kong as a wholly owned subsidiary of Work BVI;

●	on April 28, 2022, Work Age (Hangzhou) Medical Treatment Technology Co., Ltd. (“WFOE” or “Work Age”) was established as a wholly owned subsidiary of Work HK in the PRC; and

●	on May 6, 2022, WFOE acquired 100% equity interest of Work Hangzhou.

On February 21, 2022, Hangzhou Shanyou entered into a share purchase agreement to purchase 60% equity shares of Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”) from Baiming Yu. Since both Hangzhou Shanyou and Hangzhou Hanshi are under the common control immediately before and after the merger, this transaction was accounted for as a common control merger using merger accounting as if the Reorganization had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of Hangzhou Hanshi are recorded at carrying value.

Immediately before and after share issuances and transfer of Work Cayman, Work Hangzhou acquired Hangzhou Shanyou, and WFOE acquired Work Hangzhou. The ultimate shareholders in these entities, who are Baiming Yu and his spouse, Liwei Zhang, did not change. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control. Thus, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a combined basis for all periods to which such entities were under common control.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The unaudited condensed consolidated financial statements reflect the activities of the Group and each of the following entities:

Name	Date of incorporation/acquisition	Place of incorporation	Percentage of effective ownership	Principal activities
Subsidiaries
Work BVI	March 15, 2022	British Virgin Islands (“BVI”)	100% owned by Work Cayman	Investment holding
Work Medical Technology	April 19, 2022	Hong Kong	100% owned by Work BVI	Investment holding
Work RWA TECH LIMITED	September 2, 2025	Hong Kong	100% owned by Work Medical Technology	Investment holding
WFOE	April 28, 2022	PRC	100% owned by Work Medical Technology	Investment holding
Work Hangzhou	November 10, 2021	PRC	100% owned by Work Age	Investment holding
Hangzhou Shanyou	April 29, 2002	PRC	95% owned by Work Hangzhou	Produce and sale of medical consumables
Hangzhou Hanshi	July 22, 2019	PRC	60% owned by Hangzhou Shanyou	Sale of medical consumables
Shanghai Saitumofei Medical Treatment Technology Co., Ltd. (“Shanghai Saitumofei”)*	July 27, 2022	PRC	57.5317% owned by Work Hangzhou	Sale of medical consumable
Hunan Saitumofei Medical Treatment Technology Co., Ltd (“Hunan Saitumofei”)	July 27, 2022	PRC	100% owned by Shanghai Saitumofei	Sale of medical consumables
Hangzhou Woli Medical Treatment Technology Co., Ltd (“Hangzhou Woli”)	July 22, 2022	PRC	100% owned by Work Hangzhou	Sale of medical consumables
Hangzhou Youshunhe Technology Co., Ltd. (“Hangzhou Youshunhe”)	February 27, 2023	PRC	51% owned by Hangzhou Shanyou	Sale of medical consumables
Huangshan Saitumofei Medical Treatment Technology Co., Ltd.	April 30, 2024	PRC	100% owned by Shanghai Saitumofei	Research and development

*	On July 27, 2022, Work Hangzhou acquired 51% of the shares of Shanghai Saitumofei for a cash consideration of RMB100,000. Since then, Shanghai Saitumofei has become a subsidiary of the Group.

On May 24, 2024, Work Hangzhou and the other original shareholders of Shanghai Saitumofei (collectively, the “Original Shareholders”) entered into a Capital Injection Agreement with Tunxi District Huangshan City Leading Industry Incubation Fund Ltd. (“Huangshan Fund”). According to the agreement, Huangshan Fund agreed to invest RMB20 million in cash to obtain 13.33% newly issued shares of Shanghai Saitumofei. Following the capital investment by Huangshan Fund, the Group’s ownership interest in Shanghai Saitumofei was diluted to 44.2017%. However, on May 24, 2024, the Original Shareholders entered into a concerted action agreement (the “Concerted Action Agreement”), to ensure that the Group retains majority voting rights (collectively 86.67%) in Shanghai Saitumofei. Under the Concerted Action Agreement, if the Original Shareholders cannot reach a consensus, Work Hangzhou’s opinion shall prevail. The Concerted Action Agreement has no fixed term and is irrevocable unless all parties consent unanimously. As a result, the Group is still required to consolidate Shanghai Saitumofei in the reporting entity in the scope of ASC 810 Consolidation.

On February 3, 2026, Work Hangzhou acquired 13.33% shares of Shanghai Saitumofei owned by Huangshan Fund at a consideration of RMB 22.2 million ($3.22 million).

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the unaudited condensed consolidated financial statements of the Company and its subsidiaries. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s September 30, 2025 audited financial statements. The results of operations for the period ended March 31, 2026 are not necessarily indicative of the operating results for the full year.

All inter-company balances and transactions are eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(b)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Group has provided goods to its customers and when its right to consideration is unconditional. On October 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments - Credit Losses (Accounting Standards Codification (“ASC”) Topic 326): Measurement on Credit Losses on Financial Instruments,” including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, subsequent collection, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c)	Advance to suppliers

Advance to suppliers refers to advances for purchase of materials and trading products, which is applied against accounts payable when the materials or trading products are received. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. Advance to suppliers as of March 31, 2026 and September 30, 2025 primarily consisted of prepayments for purchasing raw materials and trading products.

(d)	Long term investments

Long-term investments are the Group’s equity investments in privately held companies accounted for equity method.

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

(e)	Government subsidies

Government subsidies are recognized as other income when received and all the conditions for their receipt have been met. The government subsidies were paid by cash and have no defined rules and regulations to govern the criteria necessary for the Group to enjoy the benefits.

For the six months ended March 31, 2026 and 2025, the Group received government subsidies of $120,217 and $1,536,455, respectively.

(f)	Revenue recognition

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services, reduced by value-added tax (“VAT”). Net revenues are presented net of tax and surcharges. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

Revenue from sales of self-manufactured masks and medical devices

The Group sells products to different distributor customers and direct-end user customers, primarily of sales of self-manufactured masks and medical devices. The Group does not accept returns of products or offer refunds for its customers after the expiration of quality objection periods. The Group usually offers a seven-day quality objection period and any quality deficiencies are determined by the testing of a third-party institution.

The Group grants credit sales for customers and the credit period varies among different customers. The Group normally grants the customers 30 to 180 days to complete their payments after the credit sales, and the length of the credit period is dependent on the customer’s creditworthiness and its transaction experience with the Group. The Group makes its judgment taking all of the facts and circumstances into account, including the PRC subsidiaries’ customary business practices and the knowledge of the customer, in determining whether it is probable that the PRC subsidiaries will collect substantially all of the consideration to which they will be entitled in exchange for the goods or services that the PRC subsidiaries expect to transfer to the customer.

The Group identifies one performance obligation in this business, which is to transfer control of a product to a distributor customer or direct-end user customer upon delivery of the product to the designated place. The revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring the control of the promised product to distributor customers or direct-end user customers. The Group presents the revenue generated from its sales of products on a gross basis as the Group acts as a principal.

Revenue from commodity trading

The Group identifies one performance obligation in commodity trading, which is to transfer control of a product to a customer upon delivery of the product to the designated place. Revenue from commodity trading is recognized on a net basis or gross basis based on whether the Group arranges the provision of products through third parties and control the specified products provided by the third parties before that products are transferred to the customers. The revenue is recognized at a point in time when the Group satisfies performance obligations by arranging the transfer of a promised product to a customer. When the Group acted as an agent, the revenue is measured at fixed consideration which is determined as the difference between the sales price that the Group expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers. When the Group acted as a principal, the revenue is measured at fixed consideration which is the sales price that the Group expects to receive in exchange for arranging promised products.

Shipping and handling activities are considered to be fulfilment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant.

Geographic information

The following table disaggregates the Group’s revenue by geographic market for the six months ended March 31, 2026 and 2025:

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
China domestic market	$4,278,052	$3,829,374
Overseas market	1,134,705	714,211
Net revenue	$5,412,757	$4,543,585

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue by product categories

The following table disaggregates the Group’s revenue product categories for the six months ended March 31, 2026 and 2025:

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Medical devices(1)	$4,958,295	$4,196,880
Masks	427,861	309,962
Commodity trading	21,929	36,743
Others	4,672	-
Net revenue	$5,412,757	$4,543,585

(1)	Medical devices are mainly anesthesia and respiratory consumables.

Contract balances

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized within the related accounts receivable.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for goods in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. The Group’s deferred revenue was $495,338 and $402,407 as of March 31, 2026 and September 30, 2025, respectively. During the six months ended March 31, 2026 and 2025, the Group recognized $341,526 and $151,394 that was included in deferred revenue balance at September 30, 2025 and 2024, respectively.

Other than deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of March 31, 2026 and September 30, 2025.

Contract costs

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. For the six months ended March 31, 2026 and 2025, the Group did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

(g)	Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective for annual and interim periods beginning after December 15, 2028, though early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Accounts receivable	$2,124,956	$687,367
Allowance for credit loss	(165,269)	(71,529)
Accounts receivable, net	$1,959,687	$615,838

A credit loss of $104,251 and $32,370 was recorded for the six months ended March 31, 2026 and 2025, respectively. The Group recorded a reversal of credit loss of $14,213 and $81,026 for the six months ended March 31, 2026 and 2025, respectively.

	For the Six Months Ended March 31, 2026	For the Six Months Ended March 31, 2025
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$71,529	$1,003,799
Current period addition	104,251	32,370
Reversal	(14,213)	(81,026)
Foreign currency translation adjustment	3,702	(32,900)
Balance at the end of the period	$165,269	$922,243

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Work in progress	$478,565	$878,322
Finished goods	1,468,567	1,404,946
Raw materials	554,991	527,252
Less: impairment	573,844	355,043
Inventories, net	$1,928,279	$2,455,477

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4.	INVENTORIES, NET (cont.)

Impairment provided for the inventories was $306,964 and $62,892 for the six months ended March 31, 2026 and 2025, respectively.

	For the Six Months Ended March 31, 2026	For the Six Months Ended March 31, 2025
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$355,043	$251,642
Current period addition	306,964	62,892
Reduction	(102,739)	(89,761)
Foreign currency translation adjustment	14,576	(8,196)
Balance at the end of the period	$573,844	$216,577

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Loans to third parties(1)	111,598	1,048,082
Prepaid expenses(2)	2,534,572	190,782
Others(3)	2,099,328	41,926
Total prepaid expenses and other current assets, net	$4,745,498	$1,280,790

(1)	In September 2025, the Company entered into agreements with Hangzhou Weishi Trading Co., Ltd. (“Hangzhou Weishi”), to lend up to RMB7,000,000 (approximately $983,284) to Hangzhou Weishi, with annualized interest rate at 4.00%, and due in September 2026. The Company has collected all the balance in February 2026. The balance as of March 31, 2026 mainly represented an interest-free loan to NEOLOGICS BIOSCIENCE INC.

(2)	The balance represented the unamortized portion of prepayments made to certain service providers of the Group for their daily operations, which was expected to amortize over a period of less than 12 months.

(3)	The balance as of March 31, 2026 mainly represented refundable equity investment prepayment of $2.0 million.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Property and buildings	$17,674,164	$11,464,247
Machinery and equipment	5,842,792	5,304,738
Vehicle	193,164	187,476
Office and electric equipment	156,961	151,449
Buildings improvement	328,088	317,903
Subtotal	24,195,169	17,425,813
Less: impairment	930,819	901,923
Less: accumulated depreciation	6,589,848	5,936,038
Property, plant and equipment, net	$16,674,502	$10,587,852

As of the date of this unaudited condensed consolidated financial statements, Work Hangzhou has not obtained the property ownership certificate for two buildings.

As of March 31, 2026, buildings with a net book value of $2,047,875 were pledged as collateral to secure for the borrowings of $6,161,206 from Xiaoshan Rural Commercial Bank.

Depreciation expenses were $470,244 and $297,541 for the six months ended March 31, 2026 and 2025, respectively.

No impairment was recognized for the six months ended March 31, 2026 and 2025.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Land use rights	$1,034,998	$1,002,869
Digital factory operation management system	174,821	169,394
Patent	145,754	141,229
Mask customization system	38,903	37,695
Subtotal	1,394,476	1,351,187
Less: accumulated amortization	440,792	392,071
Intangible assets, net	$953,684	$959,116

Amortization expenses were $35,602 and $34,160 for the six months ended March 31, 2026 and 2025, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7.	INTANGIBLE ASSETS, NET (cont.)

The following table presents future amortization as of March 31, 2026:

Amount
For the remainder of the year ending September 30, 2026	$36,160
Year ending September 30,
2027	66,279
2028	55,560
2029	46,940
2030	46,501
Thereafter	702,244
$953,684

8.	LONG-TERM INVESTMENTS

As of March 31, 2026 and September 30, 2025, long-term investments consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Long-term investments:
Investments accounted for using the equity method	$8,150,969	$-
Total long-term investments	$8,150,969	$-

On September 25, 2025, the Company and the original shareholder (the “Seller”) of ELEFUN GROUP CO., LIMITED (“Elefun”) entered into a Share Transfer Agreement. According to the agreement, the Seller intended to sell, and the Company intended to purchase from the Seller, an aggregate of 30% of the issued and outstanding shares of Elefun at a total price of $8,100,000. In January 2026, the transaction has been closed, and the Company has fully paid consideration.

No impairment loss was recognized during the six months ended March 31, 2026.

For the six months ended March 31, 2026, equity method investments held by the Group have not met the significance criteria as defined under Rule 10-01(b)(1) of Regulation S-X.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Other taxes payable	$2,061,258	$1,975,064
Property Purchase Payables(1)	2,218,382	-
Payroll payable	473,977	513,578
Payable equity purchase consideration(2)	1,414,530	-
Other payable	383,226	443,524
Total accrued expenses and other liabilities	$6,551,373	$2,932,166

(1)	In February 2026, Work Hangzhou entered into a property purchase agreement with a third party, to purchase a building at a price of RMB 40.30 million ($5.84 million). The balance represented unpaid purchase price as of March 31, 2026, and approximately RMB 12.90 million ($1.88 million) has been paid subsequently.

(2)	In February 2026, Work Hangzhou acquired 13.33% shares of Shanghai Saitumofei owned by Huangshan Fund at a consideration of RMB 22.2 million ($3.22 million). The balance represented unpaid purchase price as of March 31, 2026, which has been fully paid as of the date of this unaudited condensed consolidated financial statements.

10.	TAXATION

The statutory income tax rate for the Company’s major operating entity is 25% for the six months ended March 31, 2026 and 2025. The effective income tax rate for the six months ended March 31, 2026 and 2025 were 0.01% and 75.72%, respectively. The effective income tax rate for the six months ended March 31, 2026 and 2025 differs from the PRC’s statutory income tax rate of 25%, primarily due to effect of preferred tax rate and change in value allowance. The Company did not identify any material unrecognized tax benefits for each of the periods presented.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	SHORT-TERM BANK BORROWINGS

As of March 31, 2026 and September 30, 2025, summary of short-term bank borrowings is as follows:

	Annual interest rate	Maturity date	March 31, 2026 (Unaudited)	September 30, 2025
Bank of Jiangsu	3.60%	February 2027	$434,909	$-
	4.05%	February 2026	-	421,408
		Subtotal	$434,909	$421,408
Xiaoshan Rural Commercial Bank	3.60%	August 2026	3,551,754	3,441,494
Xiaoshan Rural Commercial Bank	3.60%	August 2026	1,159,756	1,123,753
Xiaoshan Rural Commercial Bank	3.60%	August 2026	724,848	702,346
Xiaoshan Rural Commercial Bank	3.60%	July 2026	724,848	702,346
		Subtotal	$6,161,206	$5,969,939
		Total	$6,596,115	$6,391,347

Interest expenses were $117,902 and $286,827 for the six months ended March 31, 2026 and 2025, respectively. The weighted average interest rates of borrowings outstanding were 3.60% and 4.17% per annum as of March 31, 2026, and 2025, respectively.

The borrowings from Xiaoshan Rural Commercial Bank were secured by the Group’s equipment and building, see Note 6 for further details.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	COO, Director and a significant shareholder of the Group
b	Huiyu Chuanggu (Hangzhou) Equity Investment Fund Co., Ltd. (“Huiyu Chuanggu”)	Shuang Wu acted as the executive director and owned 30% equity interests of this related party
c	Shuang Wu	CEO, Director, and Chairman of the Board of Directors
d	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
e	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
f	Qijia Yu	Immediate family member of Baiming Yu
g	EZGO Technologies Ltd (“EZGO”)	A company significantly influenced by Shaung Wu in its management or operating policies

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Hangzhou Qingniu(1)	$-	$4
Hangzhou Shuige(1)	19	-
Huiyu Chuanggu(2)	-	1,474,926
Shuang Wu(2)	15,276	9,310,000
Qijia Yu(2)	1,943	1,404
EZGO(3)	3,022,500	-
Total	$3,039,738	$10,786,334

(1)	The balance represents account receivables from related parties.

(2)	The balance represents advances made to the related parties for the Group’s daily operational purposes.

(3)	This balance represents a loan of $3,000,000 with an interest rate of 3% and will be matured on December 2026.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As March 31, 2026	As of September 30, 2025
	(Unaudited)
Hangzhou Qingniu(1)	7,028	-
Baiming Yu(1)	-	12,772
Total	$7,028	$12,772

(1)	The balance represents an advance from this related party for the Group’s daily operations, which is interest-free and has no fixed repayment term.

Related party transactions

	For the six months ended March 31,
Nature	2026 (Unaudited)	2025 (Unaudited)
Loan to Hangzhou Shuige(1)	$-	$107,872
Repayment from Hangzhou Shuige(1)	-	436,336
Sales to Hangzhou Shuige(5)	185	-
Loan from Hangzhou Shuige(2)	428,198	-
Repayment to Hangzhou Shuige(2)	428,198	-
Repayment to Baiming Yu(2)	12,978	-
Loan to Baiming Yu(1)	-	161,853
Sales to Baiming Yu(5)	-	3,184
Sales to Hangzhou Qingniu(5)	10,203	34,708
Loan to Hangzhou Qingniu(1)	2,383	74,681
Repayment from Hangzhou Qingniu(1&5)	-	98,490
Purchase from Hangzhou Qingniu(6)	-	2,254
Loan to Shuang Wu(1)	92,885	628,294
Repayment from Shuang Wu(1&7)	1,287,844	2,011,267
Loan from Shuang Wu(2)	85,531	380,863
Repayment to Shuang Wu(2)	85,531	364,329
Advance to Huiyu Chuanggu(7)	-	782,654
Payment of equity transfer consideration on behalf of the Company(3)	8,100,000	-
Repayment to Huiyu Chuanggu for IPO costs paid on behalf of the Group (2)	-	1,033,517
Advance to Qijia Yu(4)	-	2,074
Reimbursement from Qijia Yu(4)	-	492
Loan to EZGO(8)	3,000,000	-
Interest receivable from EZGO(8)	22,500	-

(1)	These consisted of the Group’s interest-free loans, which are due on demand, to the related parties for their daily operations and repayment from the related parties.

(2)	These consisted of the Group’s interest-free loans, which are due on demand, from the related parties for the Group’s daily operations or a portion of the IPO costs, including legal fees and accounting fees, and repayment to the related parties.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	RELATED PARTY TRANSACTIONS (cont.)

(3)	This consisted of the equity transfer consideration paid by Shuang Wu on behalf of the Company.

(4)	This consisted of the advances, which are interest-free and due on demand, made to the related parties for the Group’s daily operational purposes, and repayment and reimbursement from the related parties.

(5)	These consisted of the receivables for selling medical consumables to the related parties and repayment from the related parties.

(6)	This consisted of the payable for purchase of materials from the related party.

(7)	These include: (i) repayments of borrowings from related parties for the Group’s daily operations; and (ii) prepayments for management services of financial administration, financial statement analysis, and financial planning advice.

(8)	These consisted of an interest-bearing loan to the related party and corresponding interests.

13.	ORDINARY SHARES

Ordinary Shares

The Company was established as an exempted company under the laws of Cayman Islands on March 1, 2022. The authorized number of ordinary shares was 50,000 with par value of $1 per share. The Company issued 50,000 shares to the shareholders at par value $1 per share.

On April 6, 2023, the shareholders of the Company unanimously passed resolutions effecting the subdivision of the Company’s authorized and issued share capital and the adoption of the amended and restated memorandum of association, pursuant to which, (1) the Company effectuated a 1:2000 share subdivision, whereupon the Company’s authorized share capital was amended from $50,000 divided into 50,000 shares of par value $1.00 each to $50,000 divided into 100,000,000 ordinary shares of par value $0.0005 each; and (2) immediately after the share subdivision, the shareholders voluntarily surrendered, on a pro rata basis, a total of 87,500,000 ordinary shares of a par value of $0.0005 each, after which, the Company had an aggregate of 12,500,000 ordinary shares issued and outstanding.

On August 26, 2024 and August 29, 2024, the Company closed its IPO and the sale of the over-allotment shares, respectively. The Company issued and sold a total of 2,091,942 ordinary shares, including 91,942 shares pursuant to the underwriter’s exercise of its over-allotment option, at a price of $4.00 per share. The Company received net proceeds from the IPO of approximately $5,404,654, after deducting underwriting discounts and other related expenses, and reimbursing its PRC subsidiaries certain for expenses they had advanced in connection with the IPO.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13.	ORDINARY SHARES (cont.)

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-designated and re-classified from $50,000 divided into 100,000,000 ordinary shares of par value $0.0005 each to $250,000 divided into 400,000,000 Class A ordinary shares of par value $0.0005 each (each, a “Class A ordinary share,” and, collectively, the “Class A ordinary shares”), with each Class A ordinary share entitled to one vote, and 100,000,000 Class B ordinary shares of par value $0.0005 each (each, a “Class B ordinary share,” and, collectively, the “Class B ordinary shares”), with each Class B ordinary share entitled to 20 votes. Class A ordinary shares and Class B ordinary shares shall have equal dividend rights. Subject to the share capital re-designation, on April 8, 2025, the Company issued an aggregate of 7,592,500 Class B ordinary shares to three shareholders, and repurchased an equivalent number of Class A ordinary shares from such shareholders.

On May 22, 2025, the Company closed its underwritten follow-on offering and sale of 10,000,000 Ordinary Units, with each Ordinary Unit consisting of (i) one Class A ordinary share, (ii) one Series A warrant to purchase one Class A ordinary share, and (iii) one Series B warrant to purchase one Class A ordinary share. The Ordinary Unit was priced at $0.50 per unit. The Company generated gross proceeds of $5,000,000, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by the Company.

The Series A warrants have a one-year term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per Class A Ordinary Share. If at any time and from time to time on or after the Series A warrants are issued there occurs any share split, share dividend, share combination, or reverse share split, recapitalization, or other similar transaction involving the Class A Ordinary Shares (a “Share Combination Event”), the Series A warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series A warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 3.0. As a result, holders of the Series A warrants may elect to be issued a maximum of 30,000,000 Class A Ordinary Shares upon the exercise of the Series A warrants upon a Share Combination Event. As of September 30, 2025, all of 10,000,000 Series A warrants are outstanding.

The Series B warrants have a three-month term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per share. The Series B warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series B warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 4.0. Such zero price exercise is subject to the beneficial ownership limitations as described in the Series B warrant. As a result, holders of the Series B warrants may elect to be issued a maximum of 40,000,000 Class A Ordinary Shares upon the exercise of the Series B warrants. As of September 30, 2025, all of 10,000,000 Series B warrants have been exercised in exchange for total 40,000,000 Class A Ordinary Shares of the Company through “zero price exercise”.

On September 25, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 22,055,096 Class A ordinary shares of the Company, par value $0.0005 per share; and (ii) pre-funded warrants to purchase up to 16,944,238 Class A Ordinary Shares (the “Pre-Funded Warrants”). The purchase price for each Class A Ordinary Share was $0.075 and the purchase price for each Pre-Funded Warrant was $0.075.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13.	ORDINARY SHARES (cont.)

The Registered Direct Offering closed on September 26, 2025. The Company received approximately $2.9 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

The Pre-Funded Warrants were sold to any Purchaser, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0005 per share. The Pre-Funded Warrants were exercisable immediately at any time until exercised in full (subject to the beneficial ownership limitation described above), and were exercised in full by the Purchasers thereof on September 25, 2025, in exchange of total 16,944,238 Class A Ordinary Shares of the Company.

On September 12, 2025, WORK Medical Technology Group LTD (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”). During the EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion (together, the “Share Consolidations,” and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to a maximum of US$10,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value, as a result of the Share Consolidation(s) at a ratio of four Class A ordinary shares for every one Class B ordinary shares (the “Share Capital Increase”); such Share Capital Increase to be conditional upon approval by the Board, in its sole discretion, and to take effect on such date as the Board may determine, within one year from the date of the EGM; and (iii) the adoption of a further amended and restated memorandum of association to reflect the relevant Share Consolidation and/or the Share Capital Increase.

On September 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1; (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each; and (iii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation and the Share Capital Increase. The Share Consolidation and the Share Capital Increase were completed on October 21, 2025 and October 6, 2025, respectively.

On November 20, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent Class A ordinary shares, par value $0.05 per share (the “Class A Ordinary Shares”).

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13.	ORDINARY SHARES (cont.)

The Company is not obliged to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of The Nasdaq Stock Market to sell shares from time to time based upon the Company’s instructions, including any price, time, or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent a commission of 3.5% of the aggregate gross proceeds from each sale of Class A Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. As of the date of these unaudited interim condensed consolidated financial statements, the Company received net proceeds of approximately $17,100,971 as of March 31, 2026 and $62,329,644 subsequently under the agreement.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated November 21, 2025, to the registration statement on Form F-3 (Registration Number 333-289943), filed by the Company on August 29, 2025 (the “Registration Statement”), that forms a part of such Registration Statement, for an aggregate offering price of up to $200,000,000.

On October 21, 2025, the Company held an extraordinary general meeting of shareholders (the “EGM”). During the EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion (together, the “Share Consolidations,” and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (ii) the adoption of a further amended and restated memorandum of association to reflect the relevant Share Consolidation.

On November 7, 2025, the Company held an extraordinary general meeting of shareholders (the “Meeting”). During the Meeting, the shareholders passed the resolution that the authorized share capital of the Company be increased from US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each to US$100,000,000 divided into 1,600,000,000 Class A ordinary shares of par value US$0.05 each and 400,000,000 Class B ordinary shares of par value US$0.05 each.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation. The effective date of the Share Consolidation was December 29, 2025 (the “Effective Date”). On the Effective Date, the Company’s authorized ordinary shares were consolidated at the ratio of one hundred-for-one, and the authorized share capital of the Company became US$100,000,000 divided into 16,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000 Class B ordinary shares of par value US$5.00 each.

On December 30, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with LWY GROUP LTD, a British Virgin Islands company and an existing shareholder of the Company, which is wholly owned by Baiming Yu (“LWY GROUP”). Pursuant to the Securities Purchase Agreement, LWY GROUP agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to LWY GROUP, an aggregate of 100,000 Class B ordinary shares of the Company, par value US$5.00 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S under the Securities Act of 1933, as amended.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13.	ORDINARY SHARES (cont.)

On February 25, 2026, the Company held an annual general meeting of shareholders (the “Meeting”). During the Meeting, the shareholders passed certain resolutions with respect to:

(i)	the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares with par value of US$5.00 per share and 4,000,000 Class B ordinary shares with par value of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$5.00 per share and 4,000,000,000 Class B ordinary shares with par value of US$5.00 per share (the “Share Capital Increase”);
(ii)	subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”): (a) the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Capital Reduction”); (b) following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;
(iii)	immediately following the Capital Reduction: (a) each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and (b) each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);
(iv)	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$0.00001 per share and 4,000,000,000 Class B ordinary shares with par value of US$0.00001 per share (the “Cancellation”); and
(v)	immediately following the Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$0.00001 per share and 4,000,000,000 Class B ordinary shares with par value of US$0.00001 per share.

Subscription receivable

As of March 31, 2026 and September 30, 2025, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of 1,250 Class A ordinary shares issued by the Company.

14.	STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves.

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of our subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of March 31, 2026 and September 30, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the consolidated net assets were $8,049,731 and $3,235,308, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer that accounted 10% or more of the Group’s total revenue for the six months ended March 31, 2026 and 2025.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Percentage of the Group’s total accounts receivable
Customer A	42%	*
Customer B	25%	*
Customer C	13%	38%
Customer D	*	16%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Percentage of the Group’s total purchase
Supplier A	14%	16%
Supplier B	12%	*
Supplier C	11%	11%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total advance to suppliers:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)
Percentage of the Group’s advance to
Supplier D	91%	51%
Supplier E	*	26%
Supplier F	*	19%

*	Represent percentage less than 10%

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16.	COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2026 and September 30, 2025, the Group has no material purchase commitments or significant leases.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these unaudited condensed consolidated financial statements.

17.	SUBSEQUENT EVENTS

On October 1, 2025, the Company and a third party advisor (“advisor”) entered into a consulting service agreement, pursuit to which the advisor will provide comprehensive services to the Company, including business strategy consulting, market expansion implementation, merger and acquisition advice. The Company has paid $3.35 million to the advisor as prepayment for a potential acquisition transaction.

On April 23, 2026, the Company and Elefun entered into a borrowing agreement, pursuit to which the Company will provide Elefun a maximum revolving loan facility of $4 million, with an interest rate of 3% per annum and an effective period of 1 year. The Company has provided $1.2 million loan to Elefun under this agreement on April 23, 2026.

On May 13, 2026, the Board passed a resolution with respect to a Share Consolidation at the ratio of 100:1. It is resolved that, as a consequence of the Share Consolidation, the Company's authorized share capital be changed from US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each to US$200,000 divided into 160,000,000 Class A ordinary shares of par value US$0.001 each and 40,000,000 Class B ordinary shares of par value US$0.001 each. The Share Consolidation was completed on June 18, 2026.

The Group has evaluated subsequent events from March 31, 2026 and as of August 14, 2026, and did not identify any subsequent events except those disclosed above that would have material financial impact or that required adjustment of the Group’s unaudited condensed consolidated financial statements.